SECOND AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS OF THE

BOULDER GROWTH & INCOME FUND, INC.

This Second Amendment (the "Second Amendment") to the Amended and Restated Bylaws (the "Bylaws") of the Boulder Growth & Income Fund, Inc., a Maryland corporation (the "Corporation"), was made by the Board of Directors of the Corporation on February 3, 2022, pursuant to Article XIII of the Bylaws.

1.	All references in the Bylaws to the name “Boulder Growth & Income Fund, Inc.” are hereby deleted and replaced by “SRH Total Return Fund, Inc.”

The foregoing amendment to the Bylaws shall become effective beginning on April 4, 2022. Except as specifically amended by this Second Amendment, all other provisions of the Bylaws shall remain in full force and effect.